Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Centex Corporation

Commission File No. for Registration Statement
on Form S-4: 333-158974

The following document was mailed on August 3, 2009 to certain shareholders of Pulte Homes, Inc. as of July 10, 2009.

YOUR VOTE IS IMPORTANT
PLEASE SUBMIT YOUR PROXY TODAY

August 3, 2009

Dear Shareholder:

We have previously mailed to you proxy materials in connection with the Special Meeting of Shareholders of Pulte Homes, Inc. (“Pulte”) to be held on August 18, 2009. Your vote is important and your participation is requested at this important meeting.

After careful consideration, the Pulte board of directors unanimously approved the merger agreement that combines Pulte and Centex Corporation (“Centex”) on April 7, 2009. The Pulte board of directors unanimously recommends that Pulte shareholders vote “FOR” the proposal to approve the issuance of shares in the merger, “FOR” the proposal to approve the charter amendment to increase the number of authorized shares of common stock, “FOR” the proposal to approve the charter amendment to change Pulte’s corporate name and “FOR” the Pulte meeting adjournment proposal at the Pulte special meeting.

In the merger, Pulte expects to issue approximately 128.1 million shares of Pulte common stock to Centex stockholders, based on Centex’s shares of common stock and equity awards outstanding as of the record date, and assuming that all of the equity awards outstanding as of such date remain outstanding as of the date on which the merger is completed. Immediately following the completion of the merger, Centex stockholders are expected to own approximately 32.1% of the shares of Pulte common stock outstanding. The merger will have no effect on the number of shares of Pulte common stock owned by existing Pulte shareholders. Please act today to vote your shares.

Please submit your proxy in this important matter as promptly as possible (1) by telephone, (2) through the Internet, or (3) by marking, signing, and dating the enclosed proxy card or voting instruction form and returning it in the postage-paid return envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Richard J. Dugas, Jr.
President and Chief Executive Officer

3 Easy Ways To Vote

Help your Company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.	Vote by Telephone. Call the toll-free number listed for this purpose on your proxy card or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your proxy card or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

3.	Vote by Mail. Mark, sign, and date your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

Please Act Today

YOUR VOTE IS IMPORTANT

Please help your Company save additional solicitation costs by marking, signing, dating and returning your proxy card or voting instruction form today. Internet and telephone voting are also available. Please refer to your proxy card or voting instruction form for instructions. Please return your voting instruction form immediately. If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., which is assisting Pulte Homes, Inc., toll-free at 1-800-714-3313.

Additional Information

In connection with the proposed transaction, Pulte and Centex each filed with the Securities and Exchange Commission (the “SEC”) a definitive joint proxy statement, which also constitutes a prospectus of Pulte. The joint proxy statement/prospectus was mailed to Pulte shareholders and Centex stockholders on or about July 21, 2009. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus because it contains important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its Form 10-K/A filed with the SEC on July 28, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.